Exhibit (a)(3)

LEHMAN BROTHERS

March 20, 2008

Board of Directors

Take-Two Interactive Software, Inc.
622 Broadway

New York, New York 10012

Members of the Board of Directors:

We understand that EA08 Acquisition Corp. (the “Purchaser”), a wholly owned subsidiary of Electronic Arts Inc. (“EA”), has commenced a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of common stock, par value $.01 per share (the “Shares”) of Take-Two Interactive Software, Inc. (the “Company”) at a purchase price of $26.00 net per share in cash (the “Offer Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), each contained in the Schedule TO filed by the Purchasers with the Securities and Exchange Commission on March 13, 2008 (the “Schedule TO” and, together with the Offer to Purchase and Letter of Transmittal, the “Offer Documents”).  The terms and conditions of the Offer are set forth in more detail in the Offer Documents.

We have been requested by the Board of Directors of the Company to render our opinion with respect to the adequacy, from a financial point of view, to the Company’s stockholders of the Offer Consideration offered to such stockholders by the Purchaser in the Offer.

In arriving at our opinion, we have reviewed and analyzed: (1) the Offer Documents, (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including the Annual Report on Form 10-K for the fiscal year ended October 31, 2007 and the Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2008, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company (the “Company Projections”) which reflect, among other things, management estimates regarding the rollout of the Grand Theft Auto IV video game (“GTAIV”), (4) the trading history of the Shares from March 19, 2007 to the present, (5) the historical results, projected performance and present financial condition of certain companies that we deemed relevant, (6) the financial terms of certain recent transactions that we deemed relevant; and (7) the pro forma impact on EA of the Purchaser’s proposed business combination of the Company and EA, including cost savings, operating synergies and other strategic benefits (collectively, the “Synergies”) that would result from such a combination.  In addition, we have had discussions with the management of the Company concerning the businesses, operations, assets, liabilities, financial condition and prospects of the Company and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading.  With respect to the Company Projections, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with such projections.  In that regards, our opinion assumes the rollout of GTAIV in accordance with the Company Projections.  We have not been provided with, and did not have any access to, financial projections of EA prepared by management of EA.  Accordingly, upon advice of the Company, we have assumed that the published estimates of third party research analysts are a reasonable basis upon which to evaluate the future financial performance of EA and that EA will perform substantially in accordance with such estimates.  In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company.  Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.  We have assumed with your consent that the Synergies provided to us by Company management have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company.

                Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Offer Consideration that has been offered by the Purchaser pursuant to the Offer is inadequate to the stockholders of the Company.

                We have acted as financial advisor to the Company in connection with the Offer and will receive fees for our services, a portion of which is payable upon rendering this opinion.  In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement.  We have performed various investment banking and financial services for the Company, EA and their respective affiliates in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services.  In the ordinary course of our business, we may actively trade in the debt and equity securities of the Company and EA for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.  As we have previously informed you (i) Neuberger Berman Inc., an affiliate of Lehman Brothers Inc. owns approximately 5,608,007 Shares, over which Lehman Brothers Inc. has no voting or dispositive power; and (ii) Lehman Brothers Inc. has invested in limited partnership interests of affiliates of ZelnickMedia, an entity controlled by the Executive Chairman of the Company.

                This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Offer.  This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to tender their Shares in connection with the Offer.

Very truly yours,
/s/ Lehman Brothers
Lehman Brothers